Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000 December 22, 2017

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mary Beth Breslin

Re:	Surface Oncology, Inc.
Draft Registration Statement on Form S-1
Submitted November 17, 2017
CIK No. 0001718108

Dear Ms. Breslin:

This letter is submitted on behalf of Surface Oncology, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Draft Registration Statement on Form S-1 confidentially submitted on November 17, 2017 (the “Draft Registration Statement”), as set forth in your letter dated December 15, 2017 addressed to Daniel S. Lynch, Interim Chief Executive Officer and Director of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement on Form S-1 (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express two (2) copies of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

Draft Registration Statement on Form S-1 Submitted on November 17, 2017

Prospectus Summary

Overview, page 1

1.	Please clarify the meaning of any scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by “checkpoint inhibitors,” “CTLA-4,” “PD-1 receptor” and “ligand PD-L1.”

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 68, 87 and 89 of Amendment No. 1 accordingly.

Our Pipeline, page 2

2.	Please amend your pipeline development chart to include the targets and related product candidates listed as “undisclosed” or remove these programs from the chart. Please tell us if the toxicology studies for SRF373 have been completed as the chart suggests; alternatively, please shorten the relevant arrow to reflect the current stage of development.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 90 of Amendment No. 1 to remove from the pipeline chart the product candidates for which the target was undisclosed. Furthermore, the Company respectfully advises the Staff that it has not yet completed toxicology studies for SRF373 and, as such, has shortened the relevant arrow in its pipeline chart.

Collaboration with Novartis, page 4

3.	Please place your disclosure in appropriate context by disclosing the contingencies to your receiving potential future option and milestone payments of up to the amount you cite. Additionally, please balance your disclosure by including your obligation to pay royalties to Novartis on annual sales of regional licensed products in the U.S.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 4 of Amendment No. 1 accordingly.

Implications of Being an Emerging Growth Company, page 6

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company confirms that it will supplementally provide the Staff with copies of any such written communications under separate cover. The Company further advises the Staff that it will collect copies of any such materials from potential investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Stock-based Compensation, page 83

5.	Once you have an estimated offering price range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the midpoint of the estimated offering price range. This information will help facilitate our review of your accounting for equity issuances including stock compensation and conversion features for your preferred shares.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and confirms that it will provide an analysis explaining the reasons for the differences between the recent valuations of its common stock leading up to the proposed initial public offering and the midpoint of the estimated offering price range once the Company has an estimated offering price range.

Business

Our Strategy, page 88

6.	Please remove the reference to SRF231 exhibiting a “favorable safety profile” and similar statements throughout the prospectus, such as on page 91, as the determination of whether a product candidate is safe is solely within the authority of the U.S. Food and Drug Administration and comparable regulatory agencies.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 88 and 91 of Amendment No. 1 accordingly.

Our Preclinical Studies, page 92

7.	Please expand your disclosure to indicate the dates on which you conducted the preclinical studies for SRF231 and tell us whether the results shown represent results that were achieved consistently in the preclinical studies. Please make similar revisions with respect to your discussion of preclinical studies for your other product candidates.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 92-95 and 98-102 of Amendment No. 1 accordingly.

General

8.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

RESPONSE: The Company respectfully advises the Staff that Amendment No. 1 contains all of the graphic, visual or photographic material currently contemplated. If, following the date of this letter, the Company determines to include additional graphic, visual or photographic material in the printed prospectus, it will provide proofs of such material to the Staff prior to its use.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 459-7234.

Sincerely,

/s/ Seo Salimi
Seo Salimi, Esq. Goodwin Procter LLP

cc:	Daniel S. Lynch, Surface Oncology, Inc.
J. Jeffrey Goater, Surface Oncology, Inc.
Kingsley L. Taft, Esq., Goodwin Procter LLP
Robert E. Puopolo, Esq., Goodwin Procter LLP